May 9, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: DSwiss, Inc.

Form S-1/A

Filed April 8, 2016

File No. 333-208083

To the men and women of the SEC:

On behalf of DSwiss, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 21, 2016 addressed to Mr. Leong Ming Chia, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on April 8, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements and related disclosures.

SEC Comment(s) /Analysis

Outside Front Cover Page of Prospectus

1. We reissue comment 1 of our letter dated March 24, 2016. Please revise your dealer prospectus delivery obligation to state that the obligation extends for 90 days after the effective date of your registration statement. Please refer to Section 4(a)(3) of the Securities Act of 1933 and Rule 174 of Regulation C.

COMPANY RESPONSE

We have amended as follows:

“Dealer Prospectus Delivery Obligation

Until January 1, 2017, or 90 days after the effective date of this registration statement, whichever is earlier, all dealers that effect transactions in these securities, whether participating in this offering or not, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.”

Management’s Discussion and Analysis, page 13

Results of Operations, page 13

2. We note your response to comment 3 of our letter dated March 24, 2016. Please revise to indicate what portion of your revenues during the periods you cover here are derived through your discounted bulk selling program, as well as the magnitude of the discount that you offer to participants in this program.

COMPANY RESPONSE

We have added the following disclosure to page 14:

“We are offering the option for individuals, or companies, to purchase our products at a discounted price if they purchase in bulk. In order to receive this discount an individual, or company, must purchase at minimum ten boxes of our products. During years 2015 and 2014, around 85% and 95% of our revenue were derived through the discounted bulk selling program. The Company offered discount range from 30% to 60%, starting from the minimum purchase of ten boxes of our products.”

Contractual Obligations, Commitments and Contingencies, page 14

3. Please reconcile your statement that the convertible notes are only convertible at the option of the holder with your statement that they will convert upon an “equity financing.” Please also clarify whether the offering that is the subject of this registration statement would constitute an “equity financing” for purposes of the conversion feature of these notes.

COMPANY RESPONSE

This registration statement would constitute an “equity financing”, or Qualified Financing if the offering resulting in gross proceeds to the Company of at least $800,000.

The Company has revised the following on page 14:

“During November 2015, the Company issued several convertible promissory notes (collectively the "Convertible Notes") to 25 accredited investors in an aggregated principal amount of $241,500, of which $28,000 is received after December 31, 2015. The Convertible Notes bear no interest with a maturity of two years, due in 2017. The principal is payable in a lump sum at maturity. The conversion price of two notes is $0.1 per share, while the conversion price of remaining notes is $0.2 per share. The notes are convertible into shares of the Company’s common stock either 1) at the option of the holders, or 2) upon a Qualified Financing of the Company.

In the event that the Company issues and sells shares of its Equity Securities to investors (the “Investors”) on or before the date of the prepayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $800,000 (including the conversion of the Notes and other debt) (a “Qualified Financing”), then the unpaid principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities."

Selling Shareholders, page 20

4. In your supplemental response to comment 4 of our letter dated March 24, 2016, you indicate that Weld Asia Associates had:

 Two employees from August 23, 2011 to October 22, 2013;

 Three employees from October 22, 2013 to January 2, 2014;

 Two employees from January 2, 2014 to November 18, 2015; and

 Two employees from November 18, 2015 through the present.

However, Weld Asia Associates’ reports filed with the PCAOB indicate:

 four accountants (two of which were CPAs) and six total personnel on November 1, 2012 and June 24, 2013;

 six accountants (two of which were CPAs) and fifteen total personnel on June 9, 2014 and June 5, 2015.

Please advise as to these discrepancies, and please indicate the names of all employees.

COMPANY RESPONSE

The Company has reached out to Weld Asia Associates to provide clarification of the aforementioned inconsistencies. Weld Asia Associates affirm that the information in their annual reports filed with the PCAOB, regarding the personnel information, was accurate. Weld Asia Associates affirms that the previous discrepancy was due to retaining privacy of the employees of their firm. Therefore they have provided only the name of the partners.

Please see below affirmation:

Convertible Notes, page 21

5. Please revise to reflect your issuance of the convertible notes that you issued in November of 2015, both here and on page 28 in your discussion of recent unregistered sales of securities. Please note that your discussion on page 28 must include the identities of the persons to whom your convertible notes were sold, the exemption from registration claimed, and the terms of conversion. Please refer to Item 701 of Regulation S-K.

COMPANY RESPONSE

The Company has revised the following on page 21 and page 28.

Page 21:

During November 2015, the Company issued several convertible promissory notes (collectively the "Convertible Notes") to 25 accredited investors in an aggregated principal amount of $241,500, of which $28,000 is received after December 31, 2015. The Convertible Notes bear no interest with a maturity of two years, due in 2017. The principal is payable in a lump sum at maturity. The conversion price of two notes is $0.1 per share, while the conversion price of remaining notes is $0.2 per share. The notes are convertible into shares of the Company’s common stock either 1) at the option of the holders, or 2) upon a Qualified Financing of the Company.

In the event that the Company issues and sells shares of its Equity Securities to investors (the “Investors”) on or before the date of the prepayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $800,000 (including the conversion of the Notes and other debt) (a “Qualified Financing”), then the unpaid principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities.

Page 28:

During November 2015, the Company issued several convertible promissory notes (collectively the "Convertible Notes") to 25 accredited investors in an aggregated principal amount of $241,500, of which $28,000 is received after December 31, 2015. The Convertible Notes bear no interest with a maturity of two years, due in 2017. The principal is payable in a lump sum at maturity. The conversion price of two notes is $0.1 per share, while the conversion price of remaining notes is $0.2 per share. The notes are convertible into shares of the Company’s common stock either 1) at the option of the holders, or 2) upon a Qualified Financing of the Company.

In the event that the Company issues and sells shares of its Equity Securities to investors (the “Investors”) on or before the date of the prepayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $800,000 (including the conversion of the Notes and other debt) (a “Qualified Financing”), then the unpaid principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities.

In regards to all of the above transactions we claim an exemption from registration afforded by Section 4(2) and/or Regulation S of the Securities Act of 1933, as amended ("Regulation S") for the above sales of the stock and convertible notes since the sales of the stock and convertible notes were made to non-U.S. persons (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to offshore transactions, and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

Financial Statements

11. Subsequent Events, page F-15

6. You disclosed that you have evaluated all events or transaction that occurred after December 31, 2015 up through the date you presented these audited consolidated financial statements. Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

COMPANY RESPONSE

The Company has amended the statement on F-15 as follows:

“In accordance with ASC Topic 855, “ Subsequent Events ”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2015 through March 25, 2016, the date the financial statements were issued.

For the period January 1, 2016 through March 25, 2016, the Company received a total of $28,000 of convertible promissory notes from accredited investors who reside in Thailand with conversion price of the convertible notes is $0.1 per share. The Company also received a total of $180,000 of convertible promissory notes from accredited investors who reside in Malaysia, China, Hong Kong, Singapore and Taiwan with conversion price of the convertible notes is $0.2 per share. The Convertible Notes bear no interest with a maturity of two years.”

Exhibits to Registration Statement, page 28

7. Please note that you may not rely on Rule 24b-2 under the Exchange Act to submit confidential treatment requests because this is not an Exchange Act filing. Please revise to refer to Rule 406 of the Securities Act, both in your exhibit index and in exhibits 10.1 and 10.2.

COMPANY RESPONSE

The Company has amended the statement on page 28, exhibits 10.1 and 10.2 as follows:

“*Exhibit has been omitted and the Company is requesting confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (the “Securities Act”).”

8. Please file your convertible notes as exhibits to your registration statement.

COMPANY RESPONSE

Please see exhibit 99.2. Exhibit 99.2 is a sample of the convertible note agreement.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 9, 2016

/s/ Leong Ming Chia

Leong Ming Chia

Chief Executive Officer